As filed with the Securities and Exchange Commission on May 16, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION

OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR

SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-15174

Siemens Aktiengesellschaft

(Exact name of registrant as specified in its charter)

Wittelsbacherplatz 2, 80333 Munich, Germany

Telephone: +49-(89)-636-00

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, no par value

American Depositary Shares, each representing one Common Share, no par value

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☒	Rule 12h-6(d) (for successor registrants)	☐

Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers)	☐

Part I

Item 1:	Exchange Act Reporting History

A.	Siemens Aktiengesellschaft (“Siemens”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on February 26, 2001, the date Siemens filed a Registration Statement on Form 20-F and a Registration Statement on Form F-6 (Commission File No. 333-13208) with the Securities and Exchange Commission.

B.	For the 12 months preceding the filing of this Form 15F Siemens has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding rules of the Securities and Exchange Commission, including its annual report on Form 20-F for the fiscal year ending September 30, 2013.

Item 2:	Recent United States Market Activity

Siemens has not sold securities in the United States in a registered offering under the Securities Act of 1933, as amended (“Securities Act”) other than to employees pursuant to registration statements on Form S-8.

Item 3:	Foreign Listing and Primary Trading Market

The primary trading market for Siemens’ common shares with no par value (“Shares”) is Germany and the United Kingdom.

In Germany, the Shares are listed on the Frankfurt Stock Exchange and on the stock exchanges in Berlin, Düsseldorf, Hamburg, Hanover, Munich and Stuttgart. The Shares are also traded off-exchange in Germany, including over-the-counter trading and through multilateral trading facilities based in Germany.

In the United Kingdom, the Shares are listed on the London Stock Exchange. The Shares are also traded off-exchange in the United Kingdom, including over-the-counter trading and through multilateral trading facilities based in the United Kingdom.

During the 12-month period from May 1, 2013 to April 30, 2014, the average daily trading volume (“ADTV”) of the Shares in Germany and the United Kingdom (taking into account on-exchange and off-exchange trading) represented 74.6% of the worldwide ADTV of the Shares. For these purposes worldwide ADTV comprises all on-exchange and off-exchange trading, including off-exchange trading reported on the Markit BOAT trade reporting system (“BOAT”), which represented approximately 28.7% of the worldwide ADTV of the Shares during the relevant period. Because information regarding BOAT trading volumes on a country-by-country basis is not available, Siemens has included in the ADTV of its Shares in Germany and the United Kingdom such portion of BOAT reported trading as corresponds to the portion of non-BOAT reported trading attributable to Germany and the United Kingdom. Siemens has no reason to believe that during the 12-month period ended April 30, 2014, the geographic breakdown of trading in the Shares reported on BOAT was not comparable to that of non-BOAT reported trading in the Shares.

During this same 12-month period, the ADTV of the Shares in Germany was greater than the ADTV in the United States.

Item 4:	Comparative Trading Volume Data

Siemens is relying on Rule 12h-6(a)(4)(i) and is using the 12-month period from May 1, 2013 to April 30, 2014.

During the 12-month period from May 1, 2013 to April 30, 2014, the ADTV (taking into account on-exchange and off-exchange trading) of Siemens’ Shares and American Depositary Shares (“ADSs”) (when expressed in terms of the underlying Shares) in the United States represented 4.0% of the ADTV of the Shares on a worldwide basis (taking into account worldwide on-exchange and off-exchange trading).1

The ADSs were delisted from the New York Stock Exchange (the “NYSE”) following the close of trading on May 15, 2014. As of that date, the ADTV of the Shares and ADSs (when expressed in terms of the underlying Shares) in the United States as a percentage of the ADTV of the Shares on a worldwide basis (taking into account worldwide on-exchange and off-exchange trading) for the preceding 12-month period was 4.1%.1

Siemens has not terminated a sponsored American Depositary Receipts facility relating to its Shares. Siemens has announced that it intends to maintain a Level 1 sponsored American depositary receipt facility for its ADSs.

Siemens used Bloomberg L.P. as the source of trading volume information with respect to on-exchange trading and off-exchange trading of the ADSs and Shares to determine whether it meets the requirements of Rule 12h-6.

Item 5:	Alternative Record Holder Information

Not applicable.

Item 6:	Debt Securities

Not applicable.

Item 7:	Notice Requirement

On January 28, 2014 and April 25, 2014, Siemens published press releases discussing its intent to deregister and terminate its reporting obligations under the Exchange Act. These press releases were disseminated in the United States via wire services including Bloomberg and Reuters. Copies of the press releases were submitted to the SEC under cover of a Form 6-K on January 28, 2014 and April 25, 2014, respectively.

Item 8:	Prior Form 15 Filers

Not applicable.

Part II

Item 9:	Rule 12g3-2(b) Exemption

Siemens will publish the information required under Rule 12g3-2(b)(1)(iii) on its Internet website at http://www.siemens.com.

Part III

Item 10:	Exhibits

None.

Item 11:	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

[1]	This percentage takes into account (1) on-exchange and off-exchange trading of the Shares in the United States in the numerator of this calculation and (2) on-exchange and off-exchange trading of the Shares worldwide in the denominator of this calculation.

1.	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Siemens Aktiengesellschaft has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Siemens Aktiengesellschaft certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: May 16, 2014

SIEMENS AKTIENGESELLSCHAFT

By	/s/ Dr. Andreas Christian Hoffman
Name:	Dr. Andreas Christian Hoffmann
Title:	General Counsel

By	/s/ Mariel von Drathen
Name:	Mariel von Drathen
Title:	Head of Governance & Markets